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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 _______________

                                  SCHEDULE 13G
                                 _______________

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)*




                      American Power Conversion Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   029066 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 029066 10 7                 13G                           PAGE 2 OF 6
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Rodger B. Dowdell, Jr. and Linda Ann Dowdell, as tenants by the entireties
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[X]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER

                        0
                 -----  --------------------------------------------------------
  NUMBER OF        6    SHARED VOTING POWER
   SHARES
BENEFICIALLY            13,980,513
  OWNED BY       -----  --------------------------------------------------------
    EACH           7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               13,980,513
    WITH         -----  --------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER

                        0
-----  -------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,980,513
-----  -------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]
       Not applicable.
-----  -------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.2%
-----  -------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
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                                Page 2 of 6 pages
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CUSIP NO. 029066 10 7                 13G                           PAGE 3 OF 6
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Item 1(a).  Name of Issuer:
            --------------
            American Power Conversion Corporation.


Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------
            P.O. Box 278, 132 Fairgrounds Road, West Kingston,
            Rhode Island 02892.


Item 2(a).  Name of Person Filing:
            ---------------------
            Rodger B. Dowdell, Jr. and Linda Ann Dowdell, as tenants by the entireties.


Item 2(b).  Address of Principal Business Office or, if None, Residence:
            -----------------------------------------------------------
            The address of the principal business office is: P.O. Box 278, 132 Fairgrounds Road, West Kingston, Rhode Island 02892.


Item 2(c).  Citizenship:
            -----------
            Mr. and Mrs. Dowdell are United States citizens.


Item 2(d).  Title of Class of Securities:
            ----------------------------
            Common Stock, $.01 par value per share.


Item 2(e).  CUSIP Number:
            ------------
            029066-10-7


Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
            -------------------------------------------------------------------
            check whether the person filing is a:
            -------------------------------------
            (a) [_] Broker or Dealer registered under Section 15 of the
                    Securities Exchange Act of 1934 (the "Act").
            (b) [_] Bank as defined in Section 3(a)(6) of the Act.
            (c) [_] Insurance Company as defined in Section 3(a)(19) of the Act.
            (d) [_] Investment Company registered under Section 8 of the
                    Investment Company Act.
            (e) [_] Investment Advisor registered under Section 203 of the
                    Investment Advisers Act of 1940.
            (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).
            (g) [_] Parent Holding Company, in accordance with Rule
                    13d-1(b)(ii)(G); see Item 7.
            (h) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

            Not applicable.


                                Page 3 of 6 pages
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CUSIP NO. 029066 10 7                 13G                           PAGE 4 OF 6
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Item 4.     Ownership.
            ---------

            (a) Amount Beneficially Owned: Mr. and Mrs. Dowdell own directly, as tenants by the entireties, 11,924,024 shares of Common Stock as of December 31, 2006. Individually, Mr. Dowdell is deemed to own an additional 2,056,489 shares of Common Stock as of December 31, 2006. This amount does not include 5,000 restricted stock units (RSUs) issued to Mr. Dowdell pursuant to the American Power Conversion Corporation 2004 Long-Term Incentive Plan that entitle Mr. Dowdell to receive one (1) share of Common Stock per RSU. The RSUs will vest, and the underlying Common Stock issue, ratably over four years, beginning on June 30, 2007. Mr. Dowdell has no voting or dispositive power over the RSUs until they vest in accordance with their terms. The RSUs will fully vest and be paid in full upon the consummation of the transactions contemplated by the Merger Agreement (as defined below).

                On October 28, 2006, Schneider Electric SA ("Schneider"), Trianon Inc., a wholly-owned subsidiary of Schneider, and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Schneider will acquire the Issuer by merger. As an inducement for Schneider to enter into the Merger Agreement, Mr. Dowdell entered into a Voting Agreement with Schneider pursuant to which he agreed to vote all of his shares of Common Stock in favor of the merger, the Merger Agreement or any other transaction contemplated by the Merger Agreement. Accordingly, Schneider may be deemed to beneficially own 13,980,513 shares of Common Stock as a result of its shared voting power with Mr. and Mrs. Dowdell over such shares as described above.

            (b) Percent of Class: 7.2% (based on the 194,043,764 shares of
                Common Stock of American Power Conversion Corporation outstanding as of December 31, 2006, as adjusted pursuant to Rule 13d-3(d)(1)).

            (c) Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:    0
                (ii)  shared power to vote or to direct the vote:  13,980,513
                (iii) sole power to dispose or to direct the disposition of:
                      13,980,513
                (iv)  shared power to dispose or to direct the disposition of: 0


Item 5.     Ownership of Five Percent or Less of a Class.
            --------------------------------------------
            Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
            ---------------------------------------------------------------
            Not applicable.


Item 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on by the Parent Holding Company.
            -------------------------------------------------------------
            Not applicable.

                                Page 4 of 6 pages
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CUSIP NO. 029066 10 7                 13G                           PAGE 5 OF 6
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Item 8.     Identification and Classification of Members of the Group.
            ---------------------------------------------------------
            Not applicable.


Item 9.     Notice of Dissolution of Group.
            ------------------------------
            Not applicable.


Item 10.    Certification.
            -------------
            By signing below, each of the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.












                                Page 5 of 6 pages
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CUSIP NO. 029066 10 7                 13G                           PAGE 6 OF 6
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                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2007




                                              By: /s/ Rodger B. Dowdell, Jr.
                                                  ----------------------------
                                                  Name: Rodger B. Dowdell, Jr.





                                              By: /s/ Linda Ann Dowdell
                                                  ----------------------------
                                                  Name: Linda Ann Dowdell











                                Page 6 of 6 pages